UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-39564

MINGZHU LOGISTICS HOLDINGS, LTD.

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center

No. 3018 Shanyan Road, Yantian District

Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On May 19, 2021, MingZhu Logistics Limited (the “Company”) received a letter from the Nasdaq Listing Qualifications Staff of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, the Company was no longer in compliance Nasdaq Listing Rule 5250(c)(1) (the “Rules”) for not timely filing its annual report on Form 20-F for the year ended December 31, 2020. The Company has 60 calendar days to submit a plan to regain compliance with the Rules. If accepted, the Company will be granted up to 180 calendar days from the Form 20-F’s due date or until November 15, 2021, to regain compliance. The notification has no immediate effect on the listing of the Company’s common stock on the Nasdaq Global Market.

The Company intends to complete preparation of its financial statements and review them with new auditors shortly and will file its Form 20-F as soon as is practical.

A copy of the Company’s press release is annexed hereto and furnished as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISITICS HOLDINGS., LTD.

(Registrant)

Date: May 20, 2021

By:	/s/ Jinlong Yang
Name:	Jinlong Yang
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release dated May 19, 2021

2